
ALLIED CAPITAL

1919 Pennsylvania Avenue, NW
Washington, DC 20006-3434
202.331.1112
202.659.2053 Fax

VIA COURIER


SEC MAIL PROCESSING
RECEIVED
NOV 27 2007
WASH, D.C.
182
SECTION

November 27, 2007

Filing Desk
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of Allied Capital Corporation—File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the defendant's reply in support of its motion to dismiss the complaint, filed in the Superior Court of the District of Columbia, captioned Dana Ross v. Walton, et al., Civil Action No. 1:07-cv-00402-EGS.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 721-6270.

Sincerely,

G. Scott Lesmes
Chief Legal Officer

Enclosure

cc: Larry L. Greene


07055809

UNITED STATES DISTRICT COURT
DISTRICT OF COLUMBIA

DANA ROSS, individually and on behalf of all others similarly situated, Plaintiff, vs. WILLIAM L. WALTON, PENNI F. ROLL, JOAN M. SWEENEY, and ALLIED CAPITAL CORPORATION, Defendants.	Civil Action No. 1:07-cv-00402-EGS Judge Emmet G. Sullivan

DEFENDANTS' REPLY IN SUPPORT OF THEIR MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT

Ronald C. Machen (D.C. Bar # 447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Attorneys for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES AND LEGISLATIVE MATERIAL

OTHER AUTHORITIES

PRELIMINARY STATEMENT

Since the enactment of the Private Securities Litigation Reform Act ("PSLRA"), plaintiffs have been required to plead specific facts describing the fraud they allege and linking the defendants to it ***at the time it occurred*** – typically in the form of contemporaneous documents, confidential witnesses, or corporate admissions – to survive a motion to dismiss.[1] In the opening memorandum, defendants challenged plaintiffs to point to a specific, particularized fact in the 114-page Amended Complaint that supports the central proposition of their case – that defendants were aware that Business Loan Express ("BLX") employee Pat Harrington was defrauding BLX and the Small Business Administration ("SBA") during the two or more years before his indictment was unsealed on January 9, 2007, and that defendants covered up Mr. Harrington's misconduct in order to artificially inflate Allied's financial results. *See* Mem. 28. In 171 pages of submissions (not including exhibits), plaintiffs have not alleged a single fact showing that anyone at BLX, let alone anyone at Allied, was aware that Mr. Harrington had committed fraud at any time before the indictment against him was unsealed on January 9, 2007. Indeed, plaintiffs do not allege a single fact to suggest that Allied ever failed to make disclosures and issue financial statements that appropriately reflected what it knew at the time. As the

[1] *See, e.g., Winer Family Trust v. Queen*, No. 05-3622, 2007 WL 2753734, at *9 (3d Cir. Sept. 24, 2007) (affirming dismissal where plaintiffs failed to plead specific facts alleging that defendants knew statements were false or misleading at the time they were made because plaintiffs relied on documents and events occurring *after* the alleged fraud occurred); *In re Fed. Nat'l Mortgage Ass'n Sec., Derivative & ERISA Litig. ("Fannie Mae")*, 503 F. Supp. 2d 25, 41 (D.D.C. 2007) (finding that plaintiffs failed to plead with particularity because they did not specify "(1) what facts, if any, were brought to the attention of the [defendants]; (2) when these facts were brought; or (3) what, if anything, the [defendants] did in response"); *In re XM Satellite Radio Holdings Sec. Litig.*, 479 F. Supp. 2d 165, 176 (D.D.C. 2007) ("Securities fraud claims may not be based on 'fraud by hindsight;' in other words, 'there is no reason to assume that what is true at the moment plaintiff discovers it was also true at the moment of the alleged misrepresentation.'" (quoting *In re GlenFed, Inc. Sec. Litig.*, 42 F. 3d 1541, 1548 (9th Cir. 1994) (*en banc*)).

Supreme Court recently confirmed, and as this Court has subsequently repeated, the very purpose of the PSLRA was to weed out at the pleadings stage actions, such as this one, that rest only on conclusory assertions of alleged wrongdoing, with the hope that discovery will uncover the requisite factual support. *See Tellabs v. Makor Issues & Rights, Ltd.*, 127 S. Ct. 2499, 2508-09 (2007); *XM Satellite Radio*, 479 F. Supp. 2d at 175; *Fannie Mae*, 503 F. Supp. 2d at 36-37, 37 n.9.

Plaintiffs' Opposition is an exercise in evasion. Unable to allege any specific ***facts*** showing that Allied knew contemporaneously of a fraud being committed on BLX and the SBA by Mr. Harrington, plaintiffs instead try to bury the Court in a jumble of unsupported and conclusory assertions about BLX and Allied and in citations to more than 110 decisions in other cases that either stand for uncontested general legal propositions, were decided prior to *Tellabs*, or are plainly distinguishable. Unlike here, those cases involved plaintiffs who actually pled particularized allegations of misstatements, scienter, and loss causation. Indeed, the cases on which plaintiffs rely serve only to highlight that the fatal flaw in ***this*** case is the absence of specific ***facts*** demonstrating fraud by ***these*** defendants.

I. PLAINTIFFS HAVE FAILED TO PLEAD A MISSTATEMENT OR OMISSION WITH PARTICULARITY AS REQUIRED BY RULE 9(B)

Plaintiffs use three maneuvers in an effort to escape their burden to plead particularized facts:

First, while paying lip service to the fact that ***they*** have the burden of pleading fraud with particularity (*see* Opp. 7-8), plaintiffs attempt from the outset to escape that burden. Flipping the PSLRA, Rule 9(b), and a string of United States Supreme Court precedent on their heads, plaintiffs claim that defendants have a "heavy burden" in pursuing a motion to dismiss in a securities fraud action, Opp. 7, when, in fact, the "heavy burden" is on them in the first instance to plead specific and particularized facts supporting their claims of fraud.[2] For the Amended Complaint to survive, it must allege specific facts demonstrating that there was a fraud at BLX, which was material to Allied and its investors, was known to Allied ***at the time it occurred***, was not disclosed to the public, and caused the plaintiffs to suffer a loss. Plaintiffs' Opposition simply ***assumes*** that there was such a fraud known to Allied and that the fraud was material to Allied, and then castigates Allied for not disclosing it or for lying about it. Plaintiffs have things backwards; the first step is for ***plaintiffs*** to plead the elements of a fraud.[3] They have not done so.

Second, faced with a motion to dismiss demonstrating that the Amended Complaint pleads no facts linking the Harrington fraud to Allied, plaintiffs attempt to recast their fraud claims as going far beyond Mr. Harrington and BLX's Detroit office. Plaintiffs now allege that BLX "engaged in systematic and pervasive fraudulent lending practices," not just in Detroit, but "throughout the country." Opp. 1. The Amended Complaint does not plead a single specific fact to support these new allegations of "pervasive" fraud.

Third, plaintiffs consistently and intentionally confuse Allied with BLX. Plaintiffs' burden is to plead specific facts against Allied and the other individual defendants, not against BLX, a non-party to this action that is 1 of more than 140 portfolio investments that Allied held during the class period. BLX is separately incorporated, privately held, has its own board of directors and officers, is independently managed, and prepares its own separate financial statements, which are audited by BLX's own independent accountants and which are *not*

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[2] *See Tellabs*, 127 S. Ct. 2499; *Dura Pharms. Inc. v. Broudo*, 544 U.S. 336 (2005); *see also Bell Atlantic Corp. v. Twombly*, 127 S. Ct. 1955, 1964-65 (2007).

[3] *Tellabs*, 127 S. Ct. at 2504 (holding that the PSLRA "requires plaintiffs to state with particularity . . . the facts constituting the alleged violation"); *see also In re U.S. Office Prods. Sec. Litig.*, 326 F. Supp. 2d 68, 75 (D.D.C. 2004); *Adams v. Intralinks, Inc.*, No. 03 Civ. 5384 SAS, 2004 WL 1627313, at *4 (S.D.N.Y. July 20, 2004).

consolidated into Allied's financial results. *See* 17 C.F.R. § 210.6-03(c)(i) (proscribing consolidation of portfolio investments' results); Mem. 6-10. Nevertheless, plaintiffs pretend that BLX is Allied and then wishfully declare, without any factual or legal basis, that "BLX should have been consolidated" into Allied. Opp. 17 n.9. In fact, consolidation of portfolio companies' financial results is prohibited by law. *See* 17 C.F.R. §210.6-03(c)(i); *see also AICPA Audit and Accounting Guide for Investment Companies* (as of May 1, 2007), § 7.04 (generally "consolidation . . . by an investment company of a non-investment company investee is not appropriate").

The reality is that there was no fraud by Allied, and that is why plaintiffs cannot plead one. The stringent pleading burden imposed on plaintiffs by the PSLRA and the Supreme Court exists exactly for cases like this one: unsubstantiated, conclusory, and inflammatory rhetoric is no substitute for particularized facts and does not overcome a motion to dismiss, no matter how much plaintiffs may wish otherwise.

A. Plaintiffs Have Not Met Their Burden to Plead Fraud with Particularity

Plaintiffs concede, as they must, that it is their burden to plead "the time, place, and content of the [alleged] false representations and explain why the statement or omission is misleading." Opp. 8; *see XM Satellite Radio*, 479 F. Supp. 2d at 175. This involves pleading with particularity the "who, what, when, where, and how" of the alleged fraud and every alleged false statement relating thereto.[4] Plaintiffs have done none of that. Plaintiffs assert that Allied failed to disclose "the fraud" on BLX during the alleged class period (November 7, 2005 to January 22, 2007) and list a whole series of statements by Allied – comprising all of its financial

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[4] *Id.* (internal citations and quotations omitted); *see also* Thomas L. Hazen, 3 *Treatise of the Law of Securities Regulation* at 392 (West 5th ed. 2005) (quoting *DiLeo v. Ernst & Young*, 901 F. 2d 624, 627 (7th Cir. 1990) (affirming dismissal of 10(b) claims)); *see also* Opp. 8 (citing cases).

statements and Sarbanes-Oxley certifications since November 2005 – that plaintiffs allege were "false and misleading." Opp. 8-20. But plaintiffs' conclusory addition of the word "fraud" to a laundry list of public statements by the defendants does not satisfy their burden; plaintiffs do not allege any facts showing that there was an actual error in Allied's financial statements or that any actual misstatement or omission was made in a public statement. Nor do plaintiffs allege facts even suggesting that Allied or any of the individual defendants knew of Mr. Harrington's misconduct ***at the time it occurred***. *See In re Interbank Funding Corp. Sec. Litig.*, 329 F. Supp. 2d 84, 91-92 (D.D.C. 2004), *vacated in part on other grounds by Belizan v. Simon Hershon*, 434 F. 3d 579 (D.C. Cir. 2006) (holding that it is insufficient to allege that defendants "must have known" statements were inaccurate at the time they were made).

Plaintiffs have failed to identify a single fact showing that any of the defendants were involved in, or aware of, the Harrington fraud before January 9, 2007. To mask the lack of factual support for their conclusory allegations that Allied was complicit in Mr. Harrington's misdeeds, plaintiffs make the even more brazen (but equally unsupported) assertion that there was a vast, nationwide web of wrongdoing at BLX. Opp. 1, 4. But, as discussed below, just like their allegations about Mr. Harrington's isolated fraud, plaintiffs' new theory of a grand BLX conspiracy is not tied to any facts showing the "who, what, where, when, how and why" of this supposed wide-spread fraud at or by BLX, let alone of the defendants' role in it.

1. **False Claims Act ("FCA") Complaint Brought By Short Sellers:** Plaintiffs cite to an FCA action, brought against BLX (not Allied) in federal district court in Atlanta, by a hedge fund (Greenlight Capital) that shorts Allied stock and thereby profits when bad headlines drive down Allied's share price.[5] Opp. 36, n.23. As set forth in the opening brief, but ignored

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[5] Plaintiffs' reliance on a short seller, such as Greenlight Capital – which profits from

by plaintiffs, nothing in the Atlanta lawsuit even remotely establishes fraud by BLX[6] and significantly, the complaint in the action was not even served until on or about January 12, 2007, *see* Mem. 21, which was *after* Mr. Harrington's indictment had been unsealed. Moreover, plaintiffs here fail to specify what loans were implicated, the amount at issue, the exact nature of any wrongdoing, what office or which BLX employees were involved in these loans, when any wrongdoing occurred, or why the loans were in fact fraudulent. Most importantly, even if the plaintiffs had factual support for a fraud at BLX, there are no factual allegations establishing that anyone at defendant ***Allied*** was aware of the wrongdoing alleged by the short sellers in the Georgia action at the time it supposedly occurred.

2. **Bill Russell Oil Loans:** Plaintiffs' allegations of widespread fraud at BLX are based on a *Forbes* article that discussed an unspecified number of delinquent loans issued in *2000* that were made to a BLX customer, Bill Russell Oil, that owned gas stations in Arkansas and Missouri. A.C. ¶ 294.[7] Putting aside the fact that those loans were originated by BLX

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declines in Allied's stock price – is misplaced. Courts discredit the information shortsellers spread in the market, such as the allegations by Greenlight about Allied. *See, e.g., Romine v. Acxiom Corp.*, 296 F. 3d 701, 708 (8th Cir. 2002) (giving little credence to factual allegations attributed to short seller).

[6] The SBA itself underwrote all the loans at issue in the Georgia action and had final authority as to whether each of those loans should be issued. *See* 13 C.F.R. § 120.150 (listing the creditworthiness criteria that "SBA will consider"); SBA 7(a) Lender's Guide, Chapter 1, at 2 (chart outlining the differences between the different programs, *available at http://www.sba.gov/7alenders/chapter1.pdf*, and noting that the default is for SBA to make credit determinations). Thus, any supposed fraud would almost certainly be the responsibility of the SBA, not BLX. It is no surprise that the United States – the supposed beneficiary of the FCA suit – thought so little of its merits that it declined to intervene. *See* Mem. 21-22, Ex. 13 (order, Brickman, No. 1:05cv3147 (N.D.Ga. Nov. 13, 2006)). BLX's motion to dismiss the action, with prejudice, is currently pending.

[7] *Forbes* reported that the U.S. Department of Agriculture had guaranteed the loans "on the strength of BLX's having certified that the gas stations ... were 'upgraded and operating' when they weren't according to USDA records." A.C. ¶ 294.

before Allied had acquired it at the end of 2000,[8] plaintiffs do not specify whether the supposed "fraud" was perpetrated by BLX or the borrower, and if by BLX, which of BLX's offices and employees were involved in the transactions or even when the loans were made. Again, plaintiffs have not alleged a single fact showing that Allied knew of any of these issues at the time and failed to disclose them (or lied about them).

3. **Other Vague Allegations of Fraud:** Apart from the short-sellers' FCA complaint and the *Forbes* article, the only references to alleged wrongdoing by BLX (or anyone else) outside Detroit are vague mutterings about investigations by government agencies in "various jurisdictions." Opp. 15 n.8, 21, 24, 29.[9] Whatever this means, it comes nowhere near to particularized facts supporting plaintiffs' flamboyant allegations of BLX's "systematic and pervasive" fraud "throughout the country," much less a knowing fraud at ***Allied***. *See, e.g., XM Satellite Radio*, 479 F. Supp. 2d at 175.

B. The Plaintiffs Have Failed to Establish that Their Claims Based on the Harrington Allegations Are Anything But Fraud By Hindsight

Stripped of its rhetoric about a "nationwide fraud," plaintiffs' case is reduced to the question of whether Allied knew of the Harrington fraud before January 9, 2007, and chose to hide it.[10] As noted, the only allegations of fraud in the Amended Complaint involve BLX, not

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[8] *See* Allied 10-K at 6 (Mar. 22, 2002) (*available at http://phx.corporate-ir.net/phoenix.zhtml?c=77216&p=irol-sec-all*).

[9] Contrary to plaintiffs' contention, an investigation that has not resulted in a conviction or administrative finding of wrongdoing cannot be relied upon to support conclusory allegations of wrongdoing. *See, e.g., Coffin v. United States*, 156 U.S. 432 (1895) (presumption of innocence of persons accused of crimes); *United States v. Bloom*, 78 F.R.D. 591, 617 (E.D. Pa. 1977) (investigations that have not resulted in a conviction or administrative finding of wrongdoing are irrelevant); *Herbstein v. Bruetman*, 743 F. Supp. 184, 188 (S.D.N.Y. 1990).

[10] Plaintiffs argue that Allied had a duty to disclose uncharged criminal conduct. Opp. 8. Plaintiffs are wrong on the law. *See Roeder v. Alpha Industries*, 814 F. 2d 22, 28 (1st Cir. 1987); *In re Marsh & McLennan Cos. Sec. Litig.*, 501 F. Supp. 2d 452, 471 (S.D.N.Y. 2006); *Greenstone v. Cambex Corp.*, 777 F. Supp. 88, 91 (D. Mass. 1991). Plaintiffs' cases are readily

Allied. Plaintiffs offer no facts supporting their theory that Allied knew of Mr. Harrington's actions before the indictment was unsealed, other than to suggest – without any factual support – that Allied *must* have known of his activities while he worked at BLX. As a consequence, plaintiffs' allegations not only do not meet the scienter requirements of the PSLRA, *see infra* at Section II, but fail to plead any misstatement or financial statement errors by Allied.[11] Because there are no particularized facts supporting Allied's role in or knowledge of Mr. Harrington's misconduct before the Government unsealed his indictment, *see* Mem. 20-21, plaintiffs' allegations amount to no more than "seiz[ing] upon disclosures made . . . later . . . and alleg[ing] that they should have been made . . . earlier." *See Denny v. Barber*, 576 F. 2d 465, 470 (2d Cir. 1978). They are, in the end, nothing but classic examples of "fraud by hindsight." *Id.*[12]

1. Plaintiffs Have Pled No Contemporaneous Facts to Show A Material Misstatement Of Allied's Financials

Plaintiffs allege that "[b]y failing to disclose that the income and management fees provided to Allied by BLX were due in large part to fraudulent loans, Allied misrepresented the true state of its financial condition . . . ." Opp. 9.

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distinguishable because unlike in those cases, plaintiffs here have pled no facts showing or even suggesting that Allied knew of any criminal conduct or fraud before the unsealing of the Harrington indictment.

[11] As plaintiffs' own cases demonstrate, in order to substantiate their conclusory allegations under Rule 9(b)'s standards, plaintiffs would need to plead particularized facts and point to internal contemporaneous documents or confidential witnesses. *See Greenfield v. Prof'l Care, Inc.*, 677 F. Supp. 110, 113-14 (E.D.N.Y. 1987) (Opp. 9) (complaint set forth particularized facts to show that each statement was misleading); *In re Baan Co. Sec. Litig.*, 103 F. Supp. 2d 1, 13 (D.D.C. 2000) (Opp. 10) (plaintiffs pled facts sufficient to show the misleading nature of defendant's statement that "[t]here is no borrowing against shares, because there is no reason [for such borrowing]" by alleging specific facts that defendant had at that same time taken out a loan using its shares as collateral and then funneled money back to the company).

[12] *See also Interbank*, 329 F. Supp. 2d at 92; *U.S. Office*, 326 F. Supp. 2d at 75-76; *Adams*, 2004 WL 1627313, at *4.

First, notwithstanding that plaintiffs allege that Allied failed to comply with Generally Accepted Accounting Principles ("GAAP"), neither the Amended Complaint nor the Opposition specifies which Allied financial statements were supposedly wrong, how they were wrong, the amount by which they were wrong, or the materiality of any supposed error to the financial statements for the period in question.[13]

Second, plaintiffs have never explained the supposed link between the BLX loans Mr. Harrington originated and the income Allied earns from either its investments *in* BLX or the services it provides *to* BLX.

Third, plaintiffs have not pled any facts showing that Allied was aware at the time that it disclosed its BLX-related income and management fees that the loans originated by Mr. Harrington on behalf of BLX had been fraudulently obtained. *See* Mem. 32-34. Similarly, plaintiffs cite no facts to support their allegation that Allied failed to "disclose the fraudulent loan practices at BLX" and, thus, "rendered statements concerning the quality of its investment in BLX materially false and misleading." Opp. 16. To assume that Allied had such knowledge puts the cart before the horse. Plaintiffs must first plead "'inconsistent contemporaneous statements or information (such as internal reports) which were made by or available to the

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[13] Unlike nearly every other securities fraud case alleging GAAP violations, Allied has not restated its financial results. The fact that Allied has not been required to restate its financial statements in no way lessens plaintiffs' burden to identify with particularity which balances in which financial statements were supposedly overstated and by what amounts. *See In re Alamosa Holdings Inc. Sec. Litig.*, 382 F. Supp. 2d 832, 853-54 (N.D. Tex. 2005) (dismissing complaint based in part on the absence of any accounting restatements and plaintiffs' failure to plead with particularity any accounting errors); *see also In re NationsMart Corp. Sec. Litig.*, 130 F. 3d 309, 321 (8th Cir. 1997) (affirming dismissal where plaintiffs "did not quantify" allegedly misrepresented negative business trends in a prospectus or even "say which business trends were described inaccurately"); *In re Ultrafem Inc. Sec. Litig.*, 91 F. Supp. 2d 678, 696 (S.D.N.Y. 2000) (dismissing complaint where plaintiffs did not quantify key facts bearing on materiality); *In re Herbalife Sec. Litig.*, No. CV 95-400, 1996 U.S. Dist. LEXIS 11484, at *39, n.12 (C.D. Cal. 1996).

defendants'" to establish the fact that that Allied's financial statements were false at the time they were made and the amount by which they were misstated. *See Yourish v. California Amplifier*, 191 F. 3d 983, 994-95 (9th Cir. 1999) (quoting *GlenFed*, 42 F. 3d at 1549); *In re Allied Capital Corp. Sec. Litig.*, No. 02 Civ. 3812 (GEL), 2003 WL 1964184, at *4-6 (S.D.N.Y. Apr. 25, 2003) (Ex. 8).

2. Allied's Financial Statements Are Separate from BLX's, and Plaintiffs Have Not Pled Facts To Show The Financials Were Materially Inaccurate or Require Restatement

Ignoring the legal relationship between Allied and its unconsolidated portfolio companies, including BLX, plaintiffs blithely assert that "Allied's earnings were inflated because a substantial portion of the revenues received from BLX . . . were generated from illegal activity." Opp. 10. That claim is wrong on many counts: (i) plaintiffs do not explain how BLX, which was itself a victim of Mr. Harrington's fraud, benefited from Mr. Harrington's fraud; (ii) they allege no facts (because they cannot) supporting their contention that "substantial" amounts of Allied's revenue from BLX were tainted by fraud; and (iii) even if *BLX's* financial statements were affected by Mr. Harrington's actions, there is no basis to conclude that *Allied's* financial statements (which do not consolidate BLX's financial results, *see* 17 C.F.R. § 210.6-03(c)(i)) were inaccurate. As explained in the opening brief and confirmed by Allied's financial statements, the main sources of revenue that Allied received from BLX consisted of (i) income from its investment in BLX, and (ii) management and other fees earned from BLX. *See* Mem. 9, 34. Regardless of the source of BLX's own revenue (*i.e.*, the extent to which it was arguably tainted by Mr. Harrington's fraud), Allied's revenue reflects amounts earned from BLX as a consequence of BLX's contractual, commercial, and legal commitments to Allied,[14] none of

[14] Thus, *Greenfield*, 677 F. Supp. at 112 (cited by the plaintiffs at Opp. 11), is inapposite because, in that case, the defendant company itself sought and directly received fraudulent

which are affected by or implicated in Mr. Harrington's fraudulent origination of loans to third parties. Again, this is because BLX's operating results are not consolidated into Allied's financial statements. Thus, Mr. Harrington's actions had no effect on the revenue that Allied earned from BLX during the class period. *See* Mem. 9.

The only other way in which BLX's business affects Allied's financial statements is through Allied's periodic valuation of its interest in BLX and its other portfolio investments. *See* Mem. 9-10; Pl. Ex. A at 5-14 (Form 10-Q, Aug. 8, 2007) (listing the values of over 140 portfolio investments). Plaintiffs have pled no facts to support a claim that Allied's valuations of BLX were knowingly improper at the time they were made. Nor have plaintiffs pled facts to show that the Harrington fraud, which if entirely written off with no offsetting collateral or other recovery would amount to a total of $76.8 million, is material. The $76.8 million figure reflects less than 3 percent of *BLX's* entire service loan portfolio of $2.7 billion.[15] More relevant, however, is that, because BLX's loan portfolio is not accounted for in Allied's financial statements, a less than 3 percent drop in *BLX*'s serviced loan portfolio would have no material effect on *Allied*'s $4.3 billion in assets. *See In re Allied Capital Corp.*, 2003 WL 1964184, at *4-6; *infra* at 28; *see also* Allied 10-Q at 34 (Nov. 8, 2007) (*available at http://phx.corporate-ir.net/phoenix.zhtml?c=77216&p+irol-sec-all*).

Plaintiffs respond by saying that the financial implications to Allied of Mr. Harrington's fraud at BLX "were obvious." Opp. 27. They do not explain, however, why that is "obvious" nor how their unsupported conclusory assertion satisfies the PSLRA's stringent pleading

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reimbursements. In this case, Allied neither procured fraudulent revenue nor even reflected any arguably fraudulent revenue in its own financial statements.

[15] Plaintiffs' allegation that the market could not have known that BLX's serviced loan portfolio was $2.7 billion before January 11, 2007, is demonstrably false. *See* BLX June 27, 2006 Press Release (*available at http://www.blxonline.com/Press_06272006.cfm*).

requirements.[16] Indeed, if Allied's financial statements were incorrect, its independent auditors or the SEC would have required a restatement, but it is undisputed that Allied has not been required to restate its financials.

3. There Is No Factual Basis to Plaintiffs' Allegation that BLX Failed to Comply with its Credit Facilities

Plaintiffs assert that Allied "also misrepresented that BLX was in compliance with its debt covenants," citing to paragraphs 305 to 307 of the Amended Complaint. Opp. 14. These three paragraphs, however, contain neither factual allegations identifying the debt covenants that were allegedly broken or their terms nor facts showing that BLX failed to maintain its lending status with the SBA. Indeed, there is not a single instance of noncompliance with a debt covenant cited in the entire 114-page Amended Complaint.[17]

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[16] As plaintiffs know from the first flawed securities action brought against Allied, their contention that materiality can ***never*** be decided on a motion to dismiss is also wrong. *See, e.g., In re Allied Capital*, 2003 WL 1964184, at *6 (dismissing complaint because Allied stock price's recovery after a 10% decline caused by Mr. Einhorn's accusations "negate[d] any inference of materiality, because it indicate[d] that investors quickly determined that the 'new' information was not material to their investment decisions); *In re AgriBioTech Sec. Litig.*, No. CV-S-99-144-PMP (LRL), 2000 WL 1277603, at *7 (D. Nev. Mar. 2, 2000) ("Contrary to Plaintiffs' assertions, judgments as to the materiality of disputed statements are routinely made at the motion to dismiss stage of a securities suit"). *See also* Stephen M. Mainbridge & G. Mitu Gulati, *How Do Judges Maximize? (The Same Way Everybody Elses Does – Boundedly): Rules of Thumb in Securities Fraud Opinions*, 51 Emory L.J. 83, 151 (Winter 2002) (observing that dismissals on materiality grounds are "routine" and reporting that 91 out of 100 cases studied were dismissed at the pleading stages and that 70% of them were on materiality grounds).

[17] Nor is there any legal precedent supporting plaintiffs' theory that the Harrington fraud must be material to Allied because it may theoretically threaten BLX's ability to obtain future government concessions. *See* Opp. 30. Moreover, plaintiffs allege no facts to support their proposition that BLX is in jeopardy of losing a government license; BLX continues to operate with the approval of the SBA. *See* Ex. 34.

4. There Are No Factual Allegations Supporting Plaintiffs' Assertions That Allied or Its Officers Made Misstatements about Allied's Internal Controls During the Class Period

Finally, plaintiffs assert that Allied's officers signed Sarbanes-Oxley certifications that were "false and misleading [because] they failed to disclose the lack of adequate internal controls to detect the fraud at BLX." Opp. 18. These allegations are unsupported and false. *First*, the individual defendants signed Sarbanes-Oxley certifications on behalf of Allied, not BLX. *See* Mem. 35. Because the certifications address the controls underlying Allied's financial statements alone, which do *not* incorporate BLX financial results, the signers were making representations only with respect to the adequacy of Allied's internal controls, not those at BLX. Mem. 35. Moreover, the Amended Complaint alleges no specific facts showing that the individual defendants had any knowledge of improprieties at BLX, much less at Allied, when they signed the certifications.

In addition, the only "evidence" cited in support of plaintiffs' assertion is the SEC consent order issued on June 20, 2007. Plaintiffs grossly misstate that order and its meaning in an effort to prove that there were weaknesses in Allied's internal controls during the class period. Opp. 17-18. The class period for this action is *November 7, 2005* through *January 22, 2007*. By contrast, the SEC administrative order alleged that Allied did not comply with certain general recordkeeping and internal control obligations 2½ years earlier, between *June 30, 2001* and *March 31, 2003*. *See* Ex. 17 (SEC Order (June 20, 2007)); Mem. 18-19. As to the class period at issue here, the SEC not only found no weaknesses in internal controls, it actually ordered Allied to retain until 2009 the recordkeeping and internal controls that had been in place since 2003. *Id.* Thus, far from supporting plaintiffs' argument, the SEC order refutes any suggestion that the internal controls at Allied were inadequate or that Allied's officers made misstatements about them.[18/]

C. Plaintiffs Have Not Shown That Allied's Disclosures Were Improper or Inadequate

As set forth in the opening brief, plaintiffs were fully advised of the risks of investing in Allied stock. They knew: (i) that Allied was subject to extensive criminal and civil investigations such that Allied incurred more than $30 million in legal and other defense costs in 2005 alone; (ii) that the government was investigating allegations by short sellers that Allied was a "house of cards" and that BLX was rotten; (iii) that the methods Allied used to value its portfolio had been called into question; and (iv) that BLX's future profitability was tied to its relationship with federal regulators such as the SBA.[19/] *See* Mem. 10-23. The federal securities laws are not intended to be "a partial downside insurance policy" that would "provide investors with broad insurance against market losses" *Dura*, 544 U.S. at 345-48. Accordingly, plaintiffs cannot claim to have been defrauded when one of the very risks they were warned about came to pass. *See* Mem. 10.[20/]

18/ Plaintiffs also argue that Allied's "surrender" of its Small Business Investment Company ("SBIC") license in September 2006 supports the argument that defendants made misstatements about the viability of BLX's SBA business. Opp. 18. Plaintiffs confuse the difference between an SBIC license with the activities of a Small Business Lending Company ("SBLC"). All of the loans involved in this action were issued by BLX (not Allied) pursuant to its status as an SBLC lender. Allied's SBIC license was for an entirely different SBA program and had nothing to do with BLX loans.

19/ In addition to specific disclosures about the ongoing civil and criminal investigations of BLX, Allied's filings included numerous warnings about the general risks of investing in Allied stock, including (i) the "negative effect of a significant portfolio investment failing to perform as expected;" (ii) that BLX is dependent upon SBA funding and the possibility that "financial results could be negatively affected if the government funding for, or regulations to, this program change;" and (iii) the illiquidity of Allied's investment portfolio making it difficult to value and posing substantial risk. *See* Mem. 19-20, 16. n. 20-21, Exs. 46, 49, 51, 54, 57-59, 61-62.

20/ *See also In re Amdocs Ltd. Sec. Litig.*, 390 F. 3d 542, 548 (8th Cir. 2004) (*per curiam*) (affirming dismissal where cautionary language related directly to the matter about which

In two astonishing misstatements, plaintiffs falsely assert that Allied's disclosures never happened.[21] Thus, plaintiffs say that:

- "Securities and Exchange Commission ("SEC"), Small Business Administration ("SBA"), and Justice Department investigations… had been ongoing for years … requiring the company to produce millions of pages of documents, undergo depositions of its employees, and pay more than $30 million in legal fees … ***Defendants disclosed none of this to investors***." Opp. 1-2 (emphasis added).
- "Defendants were fully aware of the SEC, SBA, and/or Justice Department investigations of Allied and BLX…(only one of which, the criminal investigation by the U.S. Attorney for the District of Columbia, was *ever* disclosed)." *Id.* at 4.

The disclosures attached to defendants' opening papers belie those assertions: Allied not only disclosed these events as it learned of them, but plaintiffs themselves relied on those very disclosures in their Amended Complaint (*see* Opp. 21):

Date	Source	Disclosure
06/24/04	Press release	Allied "was notified Wednesday [June 23, 2004] that the U.S. Securities and Exchange Commission is conducting an informal investigation … the nature of the inquiry appears to pertain to allegations made by short sellers … including matters pertaining to … Business Loan Express." This disclosure was repeated in identical or very similar language in public filings made by Allied on 8/9/04, 11/8/04, 3/16/05, 5/10/05, 8/8/05, 11/8/05, 3/13/06, 5/8/06, 8/9/06, 11/8/06, and 3/1/07.
12/27/04	Press release	Allied "disclosed that on December 22, 2004 it received letters from the U.S. Attorney for the District of Columbia requesting the preservation

plaintiffs claimed they were misled); *Olkey v. Hyperion 1999 Term Trust, Inc.*, 98 F. 3d 2, 5 (2d Cir. 1996) (affirming dismissal where the prospectuses warned "investors of exactly the risk the plaintiffs claim was not disclosed"); *In re Donald J. Trump Casino Sec. Litig.*, 7 F. 3d 357, 372 (3d Cir. 1993) (affirming dismissal where warnings directly addressed the substance of plaintiffs' claims); *In re Sierra Wireless, Inc. Sec. Litig.*, 482 F. Supp. 2d 365, 380 (S.D.N.Y. 2007) (dismissing claim where a reasonable investor would have been on notice of the specific risk that materialized).

[21] Plaintiffs also mischaracterize defendants' argument that this Court must consider "statement[s] or omissions…in context" of the warnings issued by the defendant, *Donald J. Trump Casino*, 7 F. 3d at 364, as a "truth on the market" defense. *See* Opp. 23-27. Defendants did not argue that the market was aware of the "truth" about Mr. Harrington's activities. On the contrary, plaintiffs have not pled facts to show that ***anyone*** – especially Allied – was aware of Mr. Harrington's illicit activities. It is not that the *truth* was known but that investors were on notice of the *risk*.

		and production of information regarding Allied Capital and Business Loan Express, LLC in connection with a criminal investigation ...[t]he nature of the inquiry appears to pertain to matters similar to those allegations made by short sellers ...." This disclosure was repeated in identical or very similar language in public filings made by Allied on 3/16/05, 5/10/05, 8/8/05, 11/8/05, 3/13/06, 5/8/06, 8/9/06, 11/8/06, and 3/1/07.
08/08/05	Quarterly report	"On June 23, 2004, the Company was notified ... that the SEC is conducting an informal investigation of the Company. On December 22, 2004, the Company received letters from the U.S. Attorney for the District of Columbia ... in connection with a criminal investigation ... To date, the Company has produced materials in response to requests from both the SEC and the U.S. Attorney's office, and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office." This disclosure was repeated in identical or very similar language in public filings made by Allied on 11/8/05, 3/13/06, 5/8/06, 8/9/06, 11/8/06, and 3/1/07.
03/13/06	Annual report	Allied's total legal fees and other investigation-related expenses for 2005 was $36.4 million. Disclosure of total legal fees for the corresponding period was repeated in identical or very similar language in public filings made by Allied on 5/10/05, 8/8/05, 11/8/05, 5/8/06, 8/9/06, 11/8/06, and 3/1/07.
11/08/06	Quarterly report	"The Office of the Inspector General of the SBA and Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. These investigations are ongoing." This disclosure was repeated in identical or very similar language in a public filing made by Allied on 3/1/07.

To the extent that plaintiffs argue that the timing and extent of Allied's disclosures were deficient because Allied should have disclosed the investigation by the U.S. Attorney's Office for the Eastern District of Michigan before November 2006, Opp. 21-22, their argument is meritless. The activities of Mr. Harrington and others were the subject of a grand jury proceeding. The content and progress of that proceeding were known only to the U.S. Attorney's Office and the grand jury itself, and not to either BLX or the defendants. *See* Fed. R. Crim. P. 6(e). Allied can only disclose events as it learns of them, and even then, only what it knows at the time. *See, e.g., Shields v. Citytrust Bancorp, Inc.*, 25 F. 3d 1124, 1129 (2d Cir.

1994) (dismissing action where plaintiff did "not allege that the company's disclosures were incompatible with what the most current reserve reports showed at the time the disclosures were made"). Moreover, since December 2004, Allied had been disclosing that it *and* BLX were both subjects of criminal and civil investigations since December 2004 by the U.S. Attorney's office in the District of Columbia. It makes no difference to an investor which particular U.S. Attorney's Office was investigating BLX. *See, e.g., Ieradi v. Mylan Labs Inc.*, 230 F. 3d 594, 599 (3d Cir. 2000) (holding that company's disclosure of a general FTC investigation was sufficient to put investors on notice of any subsequent civil antitrust actions that could result). Having been put on notice of these various investigations of Allied and BLX months and sometimes years before they bought their shares, plaintiffs cannot credibly claim that they were misled into buying Allied shares because the disclosures did not specifically mention the Harrington investigation or did not predict that it would result in an indictment of a former BLX employee in one of its field offices.

II. PLAINTIFFS HAVE NOT MET THEIR BURDEN TO PLEAD SCIENTER

Plaintiffs are required to set forth "with particularity" facts that give rise to a "strong inference" that the defendants acted with scienter. *See* 15 U.S.C. § 78u-4(b)(2); *Tellabs*, 127 S. Ct. at 2504-05; Mem. 31. As noted above, plaintiffs do not allege any ***direct evidence*** that anyone at Allied actually knew about the Harrington fraud before January 9, 2007; there is no document to support such an allegation, no reference to contemporaneous corporate meetings or conversations, and no affidavit from even one confidential witness making such a claim. Indeed, the Amended Complaint and Opposition are filled with the kinds of "omissions and ambiguities" that "count against inferring scienter." *Tellabs*, 127 S. Ct. at 2511.

Instead, plaintiffs rely on "motive and opportunity," guilt-by-association, and a smattering of hindsight-dependant "red flags" that they assert, taken together, will "holistically" lead to an inference that defendants were aware of the Harrington fraud at BLX when it was taking place. Contrary to plaintiffs' suggestions, "holistic" speculation does not supplant "particularized facts," and whether taken individually or holistically, the most likely inference to be drawn from the Amended Complaint is that none of the defendants knew about the Harrington fraud when it occurred. Thus, plaintiffs have not pled scienter with sufficient particularity to sustain their case. *Id.* at 2509-10.[22/]

A. Plaintiffs Have Not Pled A "Motive" To Cover-Up A Fraud At BLX That Is More Compelling Than The "Motive" To Expose It

Plaintiffs wrongly argue that defendants "must have known" about the Harrington fraud because they had a motive to cover it up. Opp. 40. As an initial matter, plaintiffs nowhere explain how or why it is even appropriate for this Court to consider ruminations about motive when the majority of Circuits have held that speculation about a defendant's motive to commit fraud cannot create an inference of scienter under the rigorous pleading standards of the PSLRA. *See, e.g., Fannie Mae*, 503 F. Supp. 2d at 1 n.1 (collecting cases); Mem. 42.[23/]

The rationale for this rule is well-illustrated by the misleading innuendo that plaintiffs attempt to pass off as "compelling evidence of motive." Opp. 40. Plaintiffs ask this Court to infer that defendants knew about Mr. Harrington's activities at BLX and covered them up

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22/ Plaintiffs suggest that *Tellabs* lowered the pleading standards for scienter, Opp. 31-32, but their own cases demonstrate otherwise. *See In re Bayou Hedge Fund Litig.*, Nos. 06-MDL-1755 (CM), 06-CV-2943 (CM), 2007 WL 2319127, at *8 and n.4 (S.D.N.Y. July 31, 2007) ("In addition to this increased pleading requirement[] for § 10(b) violations based on recklessness, plaintiffs must also satisfy the heightened standard recently announced by the Supreme Court in *Tellabs*."); *Mizzaro v. Home Depot, Inc.*, No. 1:06-Civ.A.-11510, 2007 WL 2254693, at *5 (N.D. Ga. July 18, 2007) ("*Tellabs* sets forth a new, heightened scienter pleading requirement in PSLRA cases.").

23/ Plaintiffs' quote from *Tellabs* that "motive can be a relevant consideration" to scienter, Opp. 40, is taken out of context. The Supreme Court said that the lack of allegations regarding motive is not *fatal* to a complaint, *Tellabs*, 127 S. Ct. at 2511; the Court did not hold, as plaintiffs wrongly imply, that motive and opportunity allegations may be used to establish scienter.

because, if they had been disclosed to the market, Allied's ability to obtain "favorable debt terms" and "raise capital through secondary offerings of securities" would have been harmed. Opp. 40. This contention makes no sense – Allied in fact raised both debt and equity capital on favorable terms shortly after announcing Mr. Harrington's indictment. *See* Allied Form 497 (Mar. 5, 2007) (*available at http://phx.corporate-ir.net/phoenix.zhtml?c=77216&p=irol-sec-all).*[24] Even assuming, however, that misconduct at *BLX* could have affected *Allied*'s ability to access capital, the generic corporate motives to which plaintiffs refer are true of any company; and neither the desire to "maintain[] the company's bond or credit ratings at the highest possible level, so as to maximize the marketability of ... debt securities," *San Leandro Emergency Med. Group Profit Sharing Plan v. Philip Morris Cos.*, 75 F. 3d 801, 814 (2d Cir. 1996), nor a desire to sustain "the appearance of corporate profitability, or of the success of an investment," *Chill v. Gen. Elec. Co.,* 101 F. 3d 263, 268 (2d Cir. 1996), establishes that a defendant would knowingly hide a fraud.

Plaintiffs never distinguish these cases, but instead essentially argue that, unlike other companies, access to the capital and debt markets was *really* important to Allied. Opp. 41.

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[24] Indeed, even after Mr. Harrington's indictment, ratings agencies affirmed their ratings for Allied's securities. *Compare* Allied Capital July 25, 2006 Press Release (announcing issuance of $400M of unsecured five-year notes rated Baa2, BBB+, and BBB by Moody's, Standard & Poor's, and Fitch Ratings, respectively) *(available at http://phx.corporateir.net/test/phoenix .zhtml?c=77216&p=irol-newsArticle&ID=887196&highlight=) and* Allied Capital Dec. 8, 2006 Press Release (announcing issuance of additional $250M of unsecured five-year notes rated same) (*available at http://phx.corporate-ir.net/test/phoenix.zhtml?c=77216&p=irol-newsArticle&ID=940512&highlight=) and* Allied Capital March 28, 2007 Press Release (announcing issuance of additional $200M of unsecured 40-year notes rated same) (*available at http://phx.corporate-ir.net/test/phoenix.zhtml?c=77216&p=irolnewsArticle& ID= 979073&highlight=) with* Allied Capital Public Debt Summary (reporting that Allied Capital maintained Baa2, BBB+, and BBB ratings by Moody's, Standard & Poor's, and Fitch Ratings, respectively, as of April 17, 2007) (*available at http://phx.corporate-ir.net/phoenix.zhtml?c=77216&p=irol-debtsummary*).

Plaintiffs also argue that there was widespread fraud at BLX – which they never substantiate even existed, *see supra* 5 – and that because BLX was Allied's "largest portfolio company," if the fraud had become known it *really* would have hurt Allied's ability to maintain its credit and access the markets. *Id.* Plaintiffs' argument fails, however, because it is far more likely that these same *really* strong motives would have led defendants to expose the fraud (which victimized BLX directly and Allied indirectly) had they known of it, and thus, "at least as compelling" an inference can be drawn, *Tellabs*, 127 S. Ct. at 2510, that the defendants did not know about it.[25]

Nor do plaintiffs ever tie the theoretical motives they ascribe to Allied for hiding the Harrington fraud on BLX to any facts from which someone could infer that any individual defendant "benefited in some concrete and personal way from the purported fraud." *Fadem v. Ford*, 352 F. Supp. 2d 501, 524 (S.D.N.Y. 2005); Mem. 43-44. Presumably, if the individual defendants were artificially inflating Allied's stock price, they would have sought to cash in and reap the benefits. It is, however, not only undisputed that none of the individual defendants sold shares in Allied during the class period, but during the class period, defendant Walton actually bought additional shares and all defendants exercised stock options without selling the shares they consequently acquired.[26] Thus, all the individual defendants ***increased*** their financial

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[25] As just one example, under the SBA's lending program, BLX was responsible for at least 25% (and potentially more) of the value of the loans it made. Defaulted loans cost BLX money, which, if the defaults rise to a material level, may decrease the value of Allied's investment. Mem. 9, 43-44. Similarly, defendants had an interest in ensuring that BLX maintain its SBA license, a precondition for participation in SBA loan programs. As plaintiffs allege, fraud by a BLX employee could jeopardize BLX's SBA license. Opp. 30. Thus, disclosure and remediation of Harrington's fraud would have been in both BLX's and Allied's interests.

[26] In a footnote, plaintiffs cite two cases where courts found scienter even though defendants did not sell stock during the class period. Opp. 40 n.27. The absence of stock sales is not the only factor a court should consider, but as several of the opinions plaintiffs cite make clear, evidence of large stock sales by insiders is a critical fact when determining whether an

exposure to any downside risk in the stock. Mem. 45. Such purchases are "wholly inconsistent with [plaintiffs'] contention that [defendants] knew undisclosed negative information about the [c]ompany" but failed to disclose it. *In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 899 (W.D.N.C. 2001).

B. Plaintiffs' Guilt-By-Association Innuendo Does Not Lead To A Strong Inference Of Scienter

Unable to plead a strong inference of scienter based on motive, plaintiffs deliberately mischaracterize the legal relationship between Allied and BLX in order to support an inference of guilt-by-association. *See, e.g.*, Opp. 32. BLX is a separate company and its independently audited financial results are not (and cannot lawfully be) consolidated with Allied's. *See* 17 C.F.R. § 210.6-03(c)(i); Mem. 6-10. Plaintiffs nevertheless misleadingly rely on cases in which a *subsidiary*'s scienter was imputed to its parent corporation. Opp. 39 n.25.[27] Not only have plaintiffs never pled facts to show that *BLX*'s management was aware of Harrington's fraud, but BLX is not an Allied subsidiary.[28]

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inference of scienter can be made. *See, e.g.*, *In re Guilford Mills, Inc., Sec. Litig.*, 1999 WL 33248953 (S.D.N.Y. July 21, 1999) (Opp. 39); *In re Atlas Air Worldwide Holdings, Inc., Sec. Litig.*, 324 F. Supp. 2d 474 (S.D.N.Y. 2004) (Opp. 35-36); *In re Miller Ind., Inc., Sec. Litig.*, 12 F. Supp. 2d 1323 (N.D. Ga. 1998) (Opp. 38); *In re Ancor Commc'ns, Inc., Sec. Litig.*, 22 F. Supp. 2d 999 (D. Minn. 1998) (Opp. 35, 38); *In re Nash Finch Co. Sec. Litig.*, 502 F. Supp. 2d 861 (D. Minn. 2007) (Opp. 43).

[27] Plaintiffs erroneously rely on *In re Indep. Energy Holdings PLC Sec. Litig.*, 154 F. Supp. 2d 741, 746 (S.D.N.Y. 2001) (Opp. 39 n.25), in which the district court held that scienter of a parent may lead to an inference of scienter for the subsidiary. That court also stated that a subsidiary's scienter may ***not*** be imputed to the parent. *Id.* at 766. Plaintiffs' reliance on *Guilford Mills*, 1999 WL 33248953, is similarly misplaced and factually distinguishable. In addition to involving a subsidiary (which BLX is not), unlike in this case, that subsidiary restated its financial statements, and the former owner of that subsidiary – who was also a member of the parent's board of directors – suspiciously sold stock in the parent before announcement of the subsidiary's revenue misstatement.

[28] Plaintiffs allege without citation that "Defendants Walton and Sweeney and at least one other member of Allied's senior management team appear on multiple BLX and/or BLC state filings as the subsidiaries' officers, directors or managers." Opp. 3, n.25, n.31. Plaintiffs do not

Similarly, plaintiffs' attempt to infer scienter from defendants Walton and Roll's Sarbanes-Oxley certifications (Opp. 16-18) is unsupported and unsupportable both because plaintiffs have not pled particularized facts demonstrating the certifications' falsity[29] and because those certifications related only to *Allied's* (and not BLX's) financial statements and internal controls. Mem. 35-36. Indeed, any revenue inflation or internal controls issues at BLX (if they were pled) would not have been covered by defendants' certifications. Plaintiffs' efforts to infer scienter from supposed GAAP violations are no different. Opp. 38-40. Plaintiffs never explain the alleged GAAP violations with particularity (*see supra* 9), and even if *BLX*'s results had been improperly inflated by Harrington's fraud, BLX's financials were not consolidated into Allied's financial statements, and thus, misstatements on BLX's financials would not cause a GAAP violation by Allied. Mem. 9, 34.

There is no dispute that Allied from time to time provides strategic direction and managerial assistance to the 140-plus portfolio investments that it holds; but it does not manage their everyday businesses. Mem. 7, 9-10. Nevertheless, plaintiffs argue for a strong inference of scienter based on the fantastical notion that Allied and its senior officers were directly supervising the day-to-day loan origination activities in 1 of the 50 branch offices of 1 of its 140-

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specify which company's "subsidiaries" they are referring to, what role the individual defendants played at those "subsidiaries," or what information regarding Mr. Harrington's fraud should have come to their attention in those roles. Without particularized factual pleadings, plaintiffs are engaged in idle speculation that does not meet their burden to raise a strong inference of scienter.

[29] Plaintiffs never explain how one can infer scienter from supposed GAAP and Sarbanes-Oxley violations, given that knowledge of a fraud would be a *necessary precondition* for establishing that *any* Sarbanes-Oxley certification was false in the first place. Mem. 51 (discussing plaintiffs' circular reasoning); *In re Loudeye Corp. Sec. Litig.*, No. C06-1442MJP, 2007 WL 2404626, at * 7 (W.D. Wash. Aug. 17, 2007) (Opp. 31) ("Even if Defendants' Sarbanes-Oxley certifications later proved to be incorrect, that does not create a strong inference that Defendants knew such certifications were false or misleading at the time they were made"); *see also Baan*, 103 F. Supp. 2d at 21 (Opp. 38) ("GAAP violations are less indicative of scienter when, by their nature, the violations could easily be inadvertent. For example, if the violation was the failure to detect an inaccuracy" (internal citations omitted)).

plus portfolio investments. According to plaintiffs, such an inference can be made because BLX was a "core business" of Allied. Opp. 34-36. Plaintiffs' sleight-of-hand ignores the fact that the $76.8 million of loans originated by Mr. Harrington in Detroit are not material to BLX's $2.7 billion loan portfolio, let alone "core" to defendant *Allied's* multi-billion dollar investment business. Plaintiffs also employ fuzzy math to overstate BLX's relative importance to Allied's portfolio, wrongly declaring it to be 14 percent of Allied's net worth (Opp. 35), when BLX represented only 4.3 percent of Allied's total assets on December 31, 2006. *See* Ex. 59 at 21 (Allied 10-K at 21 (Mar. 1, 2007)).[30] In addition, the revenue that Allied earned from BLX in 2006 was only 4.4% of Allied's total revenue. *Id.* In any event, even if BLX were a consolidated subsidiary (which it is not) and the Harrington fraud did amount to 14 percent of Allied's business (which it plainly did not) that still would not suffice because courts typically infer that a defendant knew about a "core business" where it represented more than *20 percent* of the company's business. *See, e.g., Atlas Air,* 324 F. Supp. 2d at 490-91 (distinguishing irregularities at subsidiaries comprising only 10 percent to 20 percent of the parent companies' business as not core businesses for purposes of imputing scienter to officers).[31]

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[30] In their Amended Complaint, plaintiffs divided the value of Allied's investment in BLX as of December 31, 2005 ($357.1 million) by Allied's total shareholder's equity as of that date ($2,620,546,000) to reach the 14% figure. That calculations mixes apples (asset value) with oranges (equity value) and makes no sense. To illustrate the number's irrelevance, one need only consider that, as of December 31, 2005, Allied's portfolio represented ***154%*** of its net worth when calculated using plaintiffs' method. *See* Allied 10-K, at 64 (Mar. 13, 2006) (*available at http://phx.corporate-ir.net/phoenix.zhtml?c=77216&p=irol-sec-all*) (dividing total value of Allied assets portfolio (p. 64) by total shareholder's equity (p. 64)). Thus, the 14% figure reflects a transparent effort by plaintiffs to manufacture a nonsensical metric by which they can attempt to inflate BLX's significance to Allied.

[31] *See also Abrams v. Baker Hughes, Inc.*, 292 F. 3d 424, 432 (5th Cir. 2002) (declining to impute knowledge where business unit implicated in the fraud was minor); *In re Federated Dep't Stores, Inc. Sec. Litig.*, No. 00 CV 6362 (RCC), 2004 WL 444559, at *5 (S.D.N.Y. Mar. 11, 2004) (same); *Stavros v. Exelon Corp.*, 266 F. Supp. 2d 833, 850 (N.D. Ill. 2003) (same); *In re*

To be sure, there are cases in which plaintiffs have pled particularized facts sufficient to establish a strong inference of scienter, and plaintiffs cite many of them. But even a cursory review of those cases demonstrates why plaintiffs' pleadings in this action are deficient. For example, plaintiffs rely heavily on *Novak v. Kasaks,* 216 F. 3d 300, 311 (2d Cir. 2000) (Opp. 33-34). But in that case, the court found an inference that directors intentionally overvalued items in their company's inventory in order to manipulate financial results based on, among other things, particularized allegations that: defendants attended weekly meetings and received weekly memos during the class period that detailed the improper inventory practices alleged and confidential witness accounts of disputes between defendants and other company managers where defendants were overheard arguing that the improper inventory practice should be maintained despite the effect on the company's financials. *Id.* at 304.[32]

JP Morgan Chase Sec. Litig., 363 F. Supp. 2d 595, 628 (S.D.N.Y. 2005) (declining to impute scienter where fraud was not related to "core" of company's business); *In re E-Speed Inc., Sec. Litig.*, 457 F. Supp. 2d 266, 294 (S.D.N.Y. 2006) (same). In each of the cases plaintiffs cite, scienter was imputed only where a fraud took place in a business unit or on a transaction that was a highly significant portion of the company's business. *See* Opp. 35 n. 21 (*citing Schleicher v. Wendt*, 2007 U.S. Dist. LEXIS 67924, at *44 (S.D. Ind. Sept. 12, 2007) ($900 million in guarantee obligations); *In re Friedman's Sec. Litig.*, 385 F. Supp. 2d 1345, 1363 (N.D. Ga. 2005) (accounting errors on major investment); *Crowell v. Ionics, Inc.*, 343 F. Supp. 2d 1, 19 (D. Mass. 2004) (sale value of unit comprising major portion of company's consumer revenues); *In re Campbell Soup Co. Sec. Litig.*, 145 F. Supp. 2d 574, 599 (D.N.J. 2001) (U.S. soup sales at soup company); *In re PeopleSoft, Inc., Sec. Litig.* 2000 U.S. Dist. LEXIS 10953, at *3-4 (N.D. Cal. May 25, 2000) (loss of major customers and massive defects in flagship products); *In re Tel-Save Sec. Litig.*, 1999 U.S. Dist. LEXIS 16800, at *14 (E.D. Pa. Oct. 19, 1999) (transactions comprising significant part of company's business); *Danis v. USN Commc'ns, Inc.*, 73 F. Supp. 2d 923, 938-9 (N.D. Ill. 1999) (pervasive problems with company's key systems); *Ancor Comm'ns,* 22 F. Supp. 2d at 1005 (knowledge of the most significant contract in company's history)). None of these cases impute scienter from a fraud at one office of a subsidiary (let alone an independently managed portfolio company) that itself only comprises less than 5% of aggregate corporate value.

[32] Plaintiffs' other cases are similarly distinguishable. *See Atlas Air,* 324 F. Supp. 2d 474 (Opp. 34) (in a case involving a mid-sized company with one line of business that restated significant amounts in prior period financials, confidential witnesses attested to the size and obviousness of problems underlying the restatements, and plaintiffs pointed to director stock

Plaintiffs offer nothing like the particularized allegations of scienter offered in *Novak* and other cases where such inferences have been found. Instead, plaintiffs seek a strong inference of scienter to commit fraud based on defendants' titles and job responsibilities. Opp. at 34-35. But, "allegations that a securities-fraud defendant, because of his position within the company, 'must have known' a statement was false or misleading are 'precisely the types of inferences which [courts], on numerous occasions, have determined to be inadequate....'" *In re Advanta Corp. Sec. Litig.*, 180 F. 3d 525, 539 (3d Cir. 1999). "[S]cienter cannot be inferred solely because a defendant is a corporate officer." *Fannie Mae*, 503 F. Supp. 2d at 40; *see also* Mem. 46. "Where plaintiffs contend defendants had access to contrary facts, they must specifically identify the reports or statements containing this information." *Novak*, 216 F. 3d at 309. Plaintiffs have not identified any documents, reports, meetings, conversations or other exchanges of information that would or should have alerted defendants to the Harrington fraud on BLX.

C. Plaintiffs' Hodgepodge of Alleged "Red Flags" Does Not Create A Strong Inference That Defendants Knew About The Harrington Fraud *At The Time*

The closest plaintiffs come to pleading actual facts to support a strong inference of scienter are the so-called "red flags" that they assert ***should*** have alerted defendants to the Harrington fraud. Opp. 36-38. All of these facts were publicly known, and if they were as obvious an indicator of an ongoing fraud in BLX's Detroit office as plaintiffs assert, presumably

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sales); *Epstein v. Itron, Inc.*, 993 F. Supp. 1314 (E.D. Wash. 1998) (Opp. 35) (defendants allegedly mischaracterized the reliability of technology in the company's key product, plaintiffs identified contemporaneous company documents recognizing this lack of reliability, and provided evidence that the lack of reliability was easily discoverable); *Belizan v. Hershon*, 495 F. 3d 686, 692 (D.C. Cir. 2007) (Opp. 32) (plaintiffs quoted information from financial documents defendants claimed to have reviewed that contained information at odds with defendants' later statements); *Burman v. Phoenix Worldwide Indust., Inc.*, No. 04-1276, 2006 U.S. Dist. LEXIS 46071, at *17-18 (D.D.C. July 17, 2006) (Opp. 32) (plaintiffs alleged that a company employee, presented with the company's audited financial statements indicating that taxes had not been paid, represented falsely that they had been).

they also would have served as "red flags" to investors. *See supra* I.C. None of these "red flags" suffices as "facts that constitute strong circumstantial evidence of conscious misbehavior or recklessness." *XM Satellite Radio*, 479 F. Supp. 2d at 176 (citations and quotations omitted).[33] Indeed, plaintiffs do not even bother to try to explain why the non-culpable inferences from each that were set forth in defendants' opening papers are any less compelling, if not more so, than their theory of a nefarious cover-up.

1. **The March 2005 letter from a short-seller (Opp. 37):** Plaintiffs' reliance on this 2005 letter from Mr. Einhorn of Greenlight Capital as a "red flag" for the Harrington fraud ignores that there are no allegations of misconduct by Mr. Harrington or BLX's Detroit office in that letter; and thus, there was *no* basis for defendants (Allied or its officers) to suspect or investigate Mr. Harrington (a BLX employee). Mem. 47-48. It also overlooks the fact that Mr. Einhorn ignored Allied's invitation to provide any concrete support for the vague and unsupported allegations in his letter, Mem. 13, Ex. 20, 21, and that Mr. Einhorn stood to benefit from any decline in Allied's stock price that he could cause.[34]

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[33] Plaintiffs' "red flag" cases are factually distinguishable because they involved specific indications that a particular ongoing fraud was taking place. *See, e.g., In re McKesson HBOC, Inc. Sec. Litig.*, 126 F. Supp. 2d 1248, 1275 (N.D. Cal. 2000) (Opp. 36) (subordinate told defendant about accounting improprieties on two specific contracts, and defendant decided to take no further action after his superiors ignored the warnings); *In re Van der Moolen Holding N.V. Sec. Litig.*, 405 F. Supp. 2d 388, 405-06 (S.D.N.Y. 2005) (Opp. 20, 26, 38) (written reports sent to company managers by the New York Stock Exchange detailing improper trades by company traders, but company managers did not end the improper practices).

[34] Courts have held in the confidential witness context, that in assessing the reliability of information under the PSLRA, a court should examine, among other issues, the level of detail provided, the coherence of the information, and the reliability of the source of that information. *See, e.g., California Pub. Employees' Ret. Sys. v. Chubb Corp.*, 394 F. 3d 126, 147 (3d Cir. 2004) (granting motion to dismiss in part because confidential witnesses were deemed unreliable); *Teachers' Ret. Sys. v. Hunter*, 477 F. 3d 162, 174 (4th Cir. 2007) (same); *In re Bally Total Fitness Sec. Litig.*, 2007 WL 551574, at *5 (N.D. Ill. Feb. 20, 2007) (same). Just as a court would not consider vague allegations made without substantiation by a source with a vested interest in the information to be reliable confidential testimony, neither would a company

2. **Government Investigations During the Class Period (Opp. 37):** Plaintiffs nowhere explain how the investigations – or the expenses, document productions, and confidential testimony accompanying them – were "red flags" that would have placed defendants on notice of the Harrington fraud. Mem. 48-49. The SEC investigation did not focus on Mr. Harrington, Mem. 18-20, and plaintiffs give no indication why Allied would know about the outcome of a sealed grand jury investigation before it was announced. Mem. 49. While "greater clairvoyance" might have allowed defendants to predict subsequent developments, "failure to make such perceptions does not constitute fraud." *Denny*, 576 F. 2d at 470.

3. **The Previously Dismissed Securities Class Action Against Allied (Opp. 37):** Plaintiffs' reliance on the New York securities class action as a "red flag" is not only ironic, it is nonsensical. That litigation had nothing to do with SBA loan fraud or Mr. Harrington, and the court not only held that plaintiffs did not plead fraud but also found that a stock price drop caused by short-lived hysteria prompted by a short seller's public broadside does not indicate fraud. *See In re Allied Capital Corp*, 2003 WL 1964184 at *5-7; Mem. 16-17.[35]

4. **Allegations in Unrelated Civil Suits (Opp. 37):** Plaintiffs nowhere explain how unproven and unsubstantiated allegations unrelated to Mr. Harrington's activities, could have placed defendants on notice of the Harrington fraud. Mem. 49. Nor do they explain how the *qui tam* lawsuit filed by Mr. Einhorn's hedge fund that was unsealed on January 12, 2007 (and which

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consider such information a reliable "red flag."

[35] Thus, *Gelfer v. Pegasystems, Inc.*, 96 F. Supp. 2d 10, 15 (D. Mass. 2000) (Opp. 36-37), is distinguishable because the previous lawsuit that served as a "red flag" in that case involved nearly identical accounting improprieties as the ones that formed the basis for the second lawsuit. By contrast, the earlier class action cited by plaintiffs here dealt with valuation issues, not fraudulent loan origination, and it ended with the court granting defendant Allied's Motion to Dismiss. *In re Allied Capital Corp.*, 2003 WL 1964184 at *5-7.

the Government declined to join) can have been a "red flag" when it was not served on BLX until after Harrington's indictment was unsealed on January 9, 2007. Mem. 50; *supra* 6.

Whether considered separately or collectively, none of plaintiffs' "red flags" constitute "[a]n egregious refusal to see the obvious, or to investigate the doubtful." *Chill*, 101 F. 3d at 269. Plaintiffs have not pled particularized facts to support a strong inference of scienter.

III. PLAINTIFFS HAVE NOT MET THEIR BURDEN UNDER THE PSLRA TO PLEAD MATERIALITY OR LOSS CAUSATION

A. Since Plaintiffs Have Realized Significant Gains by Holding Allied Stock, They Have Not Suffered Any "Actual Economic Loss" as Required By *Dura*

Because plaintiffs cannot recover for non-economic "paper" losses, such as an "artificially inflated purchase price[]," the temporary drop in Allied's share price during the class period is not actionable. *Dura*, 544 U.S. at 342-46. At best, plaintiffs suffered a "fleeting dip in Allied's share price" and therefore have not stated a claim under the federal securities laws. *See Allied Capital Corp.* 2003 WL 1964184, at *6. Rather than explain how the Amended Complaint pleads the requisite "actual economic loss" or "pecuniary loss," plaintiffs instead turn *Dura* on its head by arguing that it somehow lowered pleading standards for loss causation; and they misleadingly characterize defendants' *Dura* arguments as merely advocating a requirement that plaintiffs must have sold stock to bring suit. *See* Opp. 43-47.

Because plaintiffs suffered no compensable loss at all, whether *Dura* mandates a "sell-to-sue" rule is beside the point.[36] Not only did plaintiffs actually receive "in their pockets" no less

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[36] Plaintiffs rely primarily on a single case, *In re Royal Dutch Shell Transp. Sec. Litig.*, 404 F. Supp. 2d 605 (D.N.J. 2005), to support their strained interpretation of *Dura*. But that case addressed the relevant *Dura* issues only in dicta and is the odd procedural product of one district court reversing another on a motion for reconsideration; notably, the first decision was consistent with defendants' arguments in this case. *Compare In re Royal Dutch/Shell Transp. Sec. Litig.*, 380 F. Supp. 2d 509, 557 (D.N.J. 2005) (Bissell, J.) (plaintiffs who experienced temporary paper losses, but did not sell prior to a recovery in stock value, "are invoking the exact insurance policy that *Dura* warned against and any such losses are speculative, at best"), with *In re Royal*

than seven dividends totaling $3.08 per share during the class period, but the value of Allied stock also recovered so much ***before they filed this lawsuit*** that they actually realized ***gains*** on the value of their stock. *See* Mem. 24-25, Ex. 1 (showing that throughout June 2007, *i.e.*, one month before filing of the Amended Complaint, Allied shares consistently traded above the price paid for shares by any of the plaintiffs). Thus, just as in *In re Estee Lauder Cos. Sec. Litig.*, No. 06 Civ. 2505 (LAK), 2007 WL 1522620, at *1-2 (S.D.N.Y. May 21, 2007), and *Malin v. XL Capital*, No. 3:03 CV 2001 PCD, 2005 WL 2146089 (D. Conn. Sept. 1, 2005), plaintiffs' suit should be dismissed because:

> price fluctuation without any realization of an economic loss is functionally equivalent to the Supreme Court's rejection [in *Dura*] of an artificially inflated purchase price alone as economic loss. ***If the current value is commensurate to the purchase prices, there is no loss, regardless of whether the purchase price was artificially inflated.*** Thus, under the circumstances, Plaintiffs' allegations of an economic loss are insufficient when considered in conjunction with the evidence of price recovery.

Malin, 2005 WL 2146089, at *4 (emphasis added); *see also Dura*, 544 U.S. at 342-46.

B. Plaintiffs Have Not Tied Any "Corrective Disclosure" to a Subsequent Negative Market Reaction

Plaintiffs acknowledge that they have the burden of demonstrating that "Allied's share

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Dutch/Shell Transp. Sec. Litig., 404 F. Supp. 2d 605, 612 (D.N.J. 2005) (Pisano, J.). Moreover, and most importantly, the case did not involve a situation such as the one here, in which the value of the stock had recovered to the point where every one of the plaintiffs could have sold their shares at a profit ***before they filed suit.*** Mem. 52-53. Unlike the *Shell* plaintiffs, the plaintiffs in this case voluntarily elected to hold their shares and then file suit, betting that if the share price were to fall after the suit was filed (which it did), plaintiffs still might get a windfall recovery. In addition, contrary to Judge Pisano's decision, Section 21D(e) of the PSLRA sets forth a limitation on damages available to plaintiffs, not a floor or guaranteed recovery. *See, e.g. In re Intelligroup Sec. Litig.*, 468 F. Supp. 2d 670, 696 (D.N.J. 2006) (noting that this section "limits rather than enlarges Plaintiffs' rights"). Finally, Judge Pisano relies on a policy rationale that is found nowhere in the statute itself and that is directly contrary to the express intent of the PSLRA endorsed by the Court in *Dura*. *See Dura*, 544 U.S. at 347-48 ("[A]llowing a plaintiff to forgo giving any indication of the economic loss and proximate cause that the plaintiff has in mind would bring about harm of the very sort the statutes seek to avoid").

price fell after the truth about the Company's [alleged] misrepresentations became known to the market." Opp. 47. Plaintiffs nevertheless ignore their own pleadings, which fail to set forth facts to support any claim that drops in Allied's stock price in January 2007 were caused by a corrective disclosure. *See* Mem. 54-58.

1. Plaintiffs' Amended Complaint Fails to Plead Loss Causation With Respect to Allied's January 11, 2007, Press Release

In their Amended Complaint, plaintiffs alleged that (i) Allied stock traded in an "efficient market," such that "the movement of Allied's stock price shows a cause and effect relationship between unexpected corporate events or financial releases and an ***immediate*** response in stock price," and (ii) Allied stock fell "as a result of" and "in response to" Allied's January 11, 2007, press release. A.C. ¶¶ 193, 311 (emphasis added). Plaintiffs abandon both allegations in their Opposition: *first*, plaintiffs now contend that it could actually take "days or even weeks" for Allied's stock price to respond to unexpected corporate events (Opp. 49); and *second*, plaintiffs now concede that the January 11, 2007, press release "reassured investors and had a rehabilitative effect on the stock price" (Opp. 49; Mem. 54-56).[37] The Court, however, must "accept as true all factual allegations in the complaint," *Haile-Iyanu v. Central Parking System of Va, Inc.*, 2007 WL 1954325, at *1 (D.D.C.) (Sullivan, J.), and plaintiffs cannot unring the bell.[38]

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[37] Plaintiffs' attempt to disavow *In re Burlington Coat Factory Sec. Litig.*, 114 F. 3d 1410 (3d Cir. 1997) (Alito, J.), which holds that "efficient markets are those in which information important to reasonable investors (in effect, the market) . . . is immediately incorporated into stock prices," *id.* at 1425, is inconsistent with their own pleadings. *See* A.C. ¶ 139; *see also* 3 Bromberg & Lowenfels on Securities Fraud § 6:236 (2d ed., database updated May 2007) ("very short absorption periods – minutes, not hours or days – are appropriate for actively traded securities").

[38] Plaintiffs tacitly admit that they have failed to state a claim when they acknowledge in a footnote that "they are willing to amend their complaint." Opp. 48 n.33. Particularly in securities fraud cases, plaintiffs are "not entitled to an advisory opinion from the Court informing them of their deficiencies in the complaint and then an opportunity to cure those deficiencies." *Bellikoff v. Eaton Vance Corp.*, 481 F. 3d 110, 118 (2d Cir. 2007); *see also Kowal v. MCI Commc'ns*

Thus, a simple examination of the trades that day illustrates that the January 11 release did not cause any loss (and in fact did just the opposite). Mem. 55-56.

2. The January 22, 2007, Einhorn Letter Did Not Reveal Any Previously Undisclosed "Truth" to the Market, Nor Did It Make the Market Aware of Any New Information, True or Not

There is no dispute (i) that *Dura* requires that plaintiffs link a drop in Allied's stock price to the revelation of some "truth" about the company's alleged misrepresentations and (ii) that *Dura* did not limit the types of truthful (*i.e.*, corrective) disclosures that might cause a loss. *See* Opp. 51-52. Indeed, as *In re Winstar Communications* – on which plaintiffs rely – explains, even a third party's public statements about a company can amount to a corrective disclosure and therefore cause a compensable loss, assuming that the third party's "opinion is ***proven*** to be true." No. 02 CV 3014 (GBD), 01 CV 11522, 2006 WL 473885, at *14 (S.D.N.Y. Feb. 27, 2006) (emphasis added). Although plaintiffs quote *Winstar*, they conspicuously omit that portion of the decision. Equally glaring is plaintiffs' failure to respond to defendants' itemized demonstration that the allegations in the January 22, 2007 letter were either inaccurate or old news. Mem. 13-15, 27-28, 56-57.

Because the allegations set forth in the January 22 letter – and in the rest of the short sellers' attacks – have not revealed previously undisclosed truths, the market has consistently discounted the self-interested critiques as it has absorbed and evaluated them. *See In re Allied Capital*, 2003 WL 1964184, at *6; Exs. 1, 4. Indeed, Allied's stock price in the month following Mr. Einhorn's January 22, 2007, letter rose significantly and outperformed the market as a whole. Like the stock price drop following the short sellers' 2002 attack, the January 22 stock

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Corp., 16 F. 3d 1271, 1280 (D.C. Cir. 1994)(a "bare request in an opposition to a motion to dismiss" does not constitute a motion within the contemplation of Rule 15(a) and otherwise violates applicable local rules requiring a proffer of the proposed amended pleading) (citations and quotations omitted).

price drop was attributable to "the fact that a prominent hedge fund manager was questioning the stock's value," *see In re Allied Capital*, 2003 WL 1964184, at *6, rather than to the underlying veracity of his claims. *In re Resource America Sec. Litig.*, 202 F.R.D. 177, 183-86 (E.D. Pa. 2001) (holding that third-party research report could not serve as a curative disclosure where company vigorously asserted that allegations in the report were false).

IV. PLAINTIFFS HAVE FAILED TO STATE A CLAIM AGAINST THE INDIVIDUAL DEFENDANTS

A. The Plaintiffs Have Failed to Plead Facts Giving Rise to Primary Liability Under Section 10(b) Against the Individual Defendants

Plaintiffs are unable to plead particularized facts demonstrating the culpability of any individual defendant. They therefore try to escape their burden by resorting to the so-called "group pleading presumption." Opp. 43. As set forth in the opening brief, every federal circuit court to have ruled on the group pleading doctrine since passage of the PSLRA has rejected the doctrine. Mem. 41-42.[39] In contrast, plaintiffs cite one case from the District of Minnesota but that court premised extension of group culpability to individuals on the testimony of 14 confidential witnesses who claimed that the individual defendants in that case attended monthly meetings at which reports were distributed and discussed that contradicted optimistic public statements the company was making at the same time. *See Nash Finch*, 502 F. Supp. 2d at 869-70. Moreover, immediately after the *Nash Finch* decision was issued, another decision from the same district court joined the chorus of federal circuit and district court opinions flatly rejecting

[39] *See Winer Family Trust*, 2007 WL 2753734, at *13; *Makor Issues & Rights, Ltd. v. Tellabs, Inc.*, 437 F. 3d 588, 602-03 (7th Cir. 2006) *rev'd on other grounds*, 127 S. Ct. 2499 (2007); *Southland Sec. Corp. v. INSpire Ins. Solutions Inc.*, 365 F. 3d 353, 364-65 (5th Cir. 2004); *see also Palladin Partners v. Gaon*, No. 05-CV-3305 (WJM), 2006 WL 2460650, at *7-8 (D.N.J. Aug. 22, 2006); *Majer v. Sonex Research, Inc.*, CA No. 05-606, 2006 WL 2038604, at *9 (E.D. Pa. July 19, 2006); *In re Mutual Funds Investment Litig.*, 437 F.Supp. 2d 444, 446 (D. Md. 2006); *Iron Workers Local 16 Pension Fund v. Hilb Rogal & Hobbs Co.*, 432 F. Supp. 2d 571, 594-95 (E.D. Va. 2006); *In re Digital Island Sec. Litig.*, 223 F. Supp. 2d 546, 553 (D.Del. 2002).

group pleading. *See In re Hutchinson Tech, Inc. Sec. Litig.*, 502 F. Supp. 2d 884, 901 (D. Minn. 2007).

As this Court held in *Fannie Mae*, "the requirement in the plain language of the PSLRA of a showing of scienter on the part of *each* defendant trumps any reliance on the 'group pleading doctrine.'" *Fannie Mae*, 503 F. Supp. 2d at 40.[40]

B. Plaintiffs Have Also Failed to State a Claim for Control Person Liability Under Section 20(a)

Plaintiffs have also failed to plead particularized facts to establish any of the three elements necessary to set forth a claim under Section 20(a). The Amended Complaint utterly fails to establish that the individual defendants "were in some meaningful sense the persons who stood behind the alleged fraud." *LB Partners, L.P. v. Neutrogena Corp.*, No. 94-5492 ,1995 WL 714447, at *9 (C.D. Cal. Aug. 9, 1995).

First, for the reasons set forth above and in the opening brief, plaintiffs have not pled the existence of a primary violation of the federal securities laws. *See SEC v. Savoy Indus., Inc.*, 587 F. 2d 1149, 1170 (D.C. Cir. 1978) (dismissing 20(a) claim where no primary violation pled).

Second, plaintiffs fail to plead particularized allegations of "control" over the alleged fraud by any individual defendant. Plaintiffs vaguely assert that the individual defendants had "control over Allied, as well as its portfolio company BLX, by virtue of their position, their execution of certifications pursuant to Sarbanes-Oxley Act, SEC filings, issuance of public statements, and management responsibilities." Opp. 55. But, mere status as a corporate officer or director does not establish control and, thus, each defendant's authority to participate in or

[40] Plaintiffs also cite *In re Baan*, 103 F. Supp. 2d at 17, but that case was decided before the Supreme Court's *Tellabs* decision and this Court has since held that the PSLRA "trumps" reliance on the "group pleading" doctrine. *Fannie Mae*, 503 F. Supp. 2d at 40.

effect the fraud must be pled with particularity. *See Walker v. Cardinal Savings & Loan Assoc.*, 690 F. Supp. 494, 500 (E.D. Va. 1988). Plaintiffs come nowhere close to setting forth, as they must, particularized facts that establish (i) the specific misstatements or omissions regarding Mr. Harrington, (ii) who made these alleged misstatements regarding Mr. Harrington, or (iii) how the specific responsibilities of *each* of the individual defendants vested that defendant with the authority to control those alleged misstatements. *Id.*

Third, as this Court recently held when it dismissed a similarly flawed 20(a) claim in *Fannie Mae*, 503 F. Supp. 2d at 44, and as many of the cases cited by the plaintiffs similarly hold, plaintiffs are also required to plead "culpable participation" with particularity. *See In re TwinLab Corp. Sec. Litig.*, 103 F. Supp. 2d 193, 208 (E.D.N.Y. 2000); *see also In re Refco, Inc. Sec. Litig.*, No. 05-Civ-8626 2007 U.S. Dist. LEXIS 31969, at *132-33 (S.D.N.Y. Apr. 30, 2007) (Opp. 54) (plaintiff must also "allege culpable participation 'in some meaningful sense' by the controlling person in the fraud"(internal citations and quotations omitted)); *In re Adelphia Commc'ns Corp. Sec. & Derivative Litig.*, 398 F. Supp. 2d 244, 261 (S.D.N.Y. 2005) (Opp. 54) (same); *In re Cinar Corp. Sec. Litig.*, 186 F. Supp. 2d 279, 319-20 (E.D.N.Y. 2002) (Opp. 55) (same).[41]

[41] Plaintiffs' reliance on *In re Baan*, 103 F. Supp. 2d at 23, to suggest that they need not plead culpable participation is entirely misplaced. Not only did *Baan* precede the Supreme Court's decision in *Tellabs* by almost seven years, it was also wrongly decided for the three reasons explained by this Court in *Fannie Mae*: (i) the requirement that plaintiffs plead culpable participation is faithful to Congress' intent that Section 20(a) never require anyone to be an insurer against the fraudulent activities of another (*id.; Rochez Bros., Inc. v. Rhoades*, 527 F. 2d 880, 885 (3d Cir. 1975)); (ii) in the absence of a culpable participation requirement, all officers or directors of public companies could conceivably be dragged into costly securities litigation merely by virtue of their corporate responsibilities and thereby forced to prove their good faith even though it was never specifically called into question in the first place, which "would make a mockery" of the PSLRA's purpose to make it "'substantively harder for plaintiffs to bring securities fraud cases'" (*Fannie Mae*, 503 F. Supp. 2d at 44 (internal citations omitted)); and (iii) requiring plaintiffs to plead culpable participation is ". . . consistent with the Supreme Court's

The culpable participation standard is akin to the scienter requirement of Section 10(b) because the PSLRA requires that plaintiffs allege with particularity that the defendant acted with a culpable state of mind. *In re Bayer AG Sec. Litig.*, No. 03 1546, 2004 WL 2190357, at *16 (S.D.N.Y. Sept. 30, 2004) (dismissing some of the individual defendants because plaintiffs failed to plead culpable participation). As explained above, *see supra* 25-28, plaintiffs have not come close to pleading with particularity facts that give rise to a "strong inference" that any of the individual defendants knew that Mr. Harrington was engaging in wrongdoing at BLX prior to the unsealing of his indictment. It goes without saying that defendants cannot be culpable participants in withholding this information if they did not know it in the first place.

CONCLUSION

For the reasons stated, as well as those set forth in the Motion to Dismiss, the Amended Complaint should be dismissed with prejudice.

Dated: November 19, 2007

Respectfully submitted,

/s/ Thomas F. Connell

Ronald C. Machen (D.C. Bar # 447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Attorneys for Defendants

analysis in *Ernst & Ernst v. Hochfelder*, 425 U.S. 185 (1976)" (*Fannie Mae*, 503 F. Supp. 2d at 44), which explained that each of the provisions of the 1934 Act contains a "state-of-mind condition" and cited Section 20(a) as an example of such a provision. *See Ernst*, 425 U.S. at 209 n.28.

CERTIFICATE OF SERVICE

I hereby certify that I have served the foregoing DEFENDANTS' REPLY IN SUPPORT OF THEIR MOTION TO DISMISS PLAINTIFFS' FIRST AMENDED COMPLAINT by e-mail on November 19, 2007 to:

Steven J. Toll
Daniel S. Sommers
COHEN, MILSTEIN, HAUSFELD
& TOLL, P.L.L.C
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, D.C. 20005
Tel.: (202) 408-4600
Fax: (202) 408-4699

Co-Lead Counsel for Plaintiffs

John Gross
Karen E. Reilly
Michael K. Yarnoff
SCHIFFRIN BARROWAY
TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7056
Fax: (610) 667-7706

Co-Lead Counsel for Plaintiffs

Frederick W. Gerkens, III
GLANCY BINKOW & GOLDBERG LLP
1501 Broadway, Suite 1900
New York, NY 10036
Tel.: (917) 510-0009
Fax: (646) 366-0895

Co-Lead Counsel for Plaintiffs

Steven R. Freeman
FREEMAN, WOLFE & GREENBAUM, P.A.
Mercantile – Towson Building
409 Washington Avenue, Suite 300
Towson, MD 21204
Tel.: (410) 321-8400
Fax: (410) 321-8407

Of Counsel for Plaintiffs

Joel L. Lipman
O'ROURKE KATTEN & MOODY
161 North Clark Street, Suite 2230
Chicago, IL 60601
Tel.: (312) 849-2020
Fax: (312) 849-2021

Of Counsel for Plaintiffs

Thomas J. Hart
SLEVIN & HART, P.C.
1625 Massachusetts Avenue, NW
Suite 450
Washington, DC 20036
(202) 797-8700
(202) 234-8231 (fax)

Counsel for Plaintiffs

/s/ Ryan P. Phair
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
Tel.: (202) 663-6000
Fax: (202) 663-6363

END